Exhibit 5.1

VENABLE LLP
750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

June 1, 2023

NewLake Capital Partners, Inc.
50 Locust Avenue
First Floor
New Canaan, CT 06840

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

We have served as Maryland counsel to NewLake Capital Partners, Inc., a Maryland corporation (the "Company"), in connection with certain matters of Maryland law relating to the registration by the Company of the resale from time to time of up to 19,304,625 shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of the Company consisting of (a) 17,329,964 shares of Common Stock that are outstanding (the "Outstanding Shares") and (b) (i) 602,392 shares of Common Stock issuable upon the exercise of 602,392 warrants to purchase one share of Common Stock at an exercise price of $24.00 per share, (ii) 791,790 shares of Common Stock that may be issued pursuant to the exercise of the option at the exercise price of $24.00 per share, (iii) 127,176 shares of Common Stock that may be issued upon settlement of restricted stock units and (iv) 453,303 shares of Common Stock (together, the "Future Shares") which may be issued upon the redemption of 453,303 limited partnership interests of NLCP Operating Partnership LP (f/k/a GreenAcreage Operating Partnership LP), a Delaware limited partnership (the "Operating Partnership"), covered by the above-referenced Registration Statement, and all amendments thereto (the "Registration Statement"), filed by the Company with the United States Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act").

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the "Documents"):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was filed with the Commission under the 1933 Act;

2. The charter of the Company (the "Charter"), certified by the State Department of Assessments and Taxation of Maryland (the "SDAT");

3. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.	Resolutions adopted by the Board of Directors of the Company (the "Board") relating to, among other matters, the authorization of the issuance, and the registration of the resale, of the Shares (the "Resolutions"), certified as of the date hereof by an officer of the Company;

6.	The Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated July 15, 2020 (the "Partnership Agreement"), by and among the general partner party thereto and the limited partners from time to time party thereto;

7.	A certificate executed by an officer of the Company, dated as of the date hereof; and

8.	Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.	Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.	Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.	Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms therein.

4.	All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.	The Shares were not or will not be issued, as applicable, in violation of the restrictions on transfer and ownership contained in Article V, Section 5.8 of the Charter and the Outstanding Shares have not been and will not be transferred, and the Future Shares and the OP

Shares will not be transferred, in violation of the restrictions on transfer and ownership contained in Article V, Section 5.8 of the Charter.

6. Upon the issuance of any of the Future Shares or the OP Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The Outstanding Shares have been duly authorized for issuance and the are validly issued, fully paid and nonassessable.

3. The issuance and sale of the Future Shares have been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions, any agreement related to any Future Shares (including, as applicable, the Partnership Agreement and any award agreement) and the Registration Statement against payment of the consideration set forth therein, the Future Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any United States federal law or the law of any other jurisdiction. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.



Very truly yours,

/s/ Venable LLP